CUSIP No. 91818X108	13D	Page 1 of 10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Uxin Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

91818X108**
(CUSIP Number)

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing thirty Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Abundant Grace Investment Limited

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
1,142,857,143[1]
	8	shared voting power

	9	sole dispositive power
1,142,857,143
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
1,142,857,143
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
45.45% [2]

14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

1 Represents 1,142,857,143 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 889,059,964 Senior Convertible Preferred Shares issued to Abundant pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement (each as described in Item 2 in the Initial Statements) , which is the sum of (i) 428,571,429 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held by Abundant reflecting the Anti-dilution Adjustment (as described in Item 5 below), and (ii) 714,285,714 Class A Ordinary Shares that may be acquired upon conversion of 714,285,714 Senior Convertible Preferred Shares held by Abundant.

2 The calculation assumes that there is a total of 2,514,384,939 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,371,527,796 Class A Ordinary Shares outstanding (including 1,418,902 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 1,142,857,143 Class A Ordinary Shares that may be acquired upon conversion of 889,059,964 Senior Convertible Preferred Shares issued to Abundant pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement.

CUSIP No. 91818X108	13D	Page 3 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NBNW Investment Limited

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,142,857,143
	9	sole dispositive power

	10	shared dispositive power
1,142,857,143

11	aggregate amount beneficially owned by each reporting person
1,142,857,143
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
45.45%

14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eve One Fund II L.P.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,142,857,143
	9	sole dispositive power

	10	shared dispositive power
1,142,857,143

11	aggregate amount beneficially owned by each reporting person
1,142,857,143
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
45.45%

14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 5 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nio Capital II LLC

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,214,285,714[3]
	9	sole dispositive power

	10	shared dispositive power
1,214,285,714

11	aggregate amount beneficially owned by each reporting person
1,214,285,714
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
46.96%[4]

14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

3 Represents 1,214,285,714 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 918,189,006 Senior Convertible Preferred Shares issued to Abundant and Glory pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement, which is the sum of (i) 428,571,429 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held by Abundant reflecting the Anti-dilution Adjustment, (ii) 71,428,571 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares held by Glory reflecting the Anti-dilution Adjustment; and (iii) 714,285,714 Class A Ordinary Shares that may be acquired upon conversion of 714,285,714 Senior Convertible Preferred Shares held by Abundant.

4 The calculation assumes that there is a total of 2,585,813,510 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,371,527,796 Class A Ordinary Shares outstanding (including 1,418,902 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 1,214,285,714 Class A Ordinary Shares that may be acquired upon conversion of 918,189,006 Senior Convertible Preferred Shares issued to Abundant and Glory pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement.

CUSIP No. 91818X108	13D	Page 6 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bin Li

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,214,285,714
	9	sole dispositive power

	10	shared dispositive power
1,214,285,714

11	aggregate amount beneficially owned by each reporting person
1,214,285,714
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
46.96%

14	type of reporting person*
IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 7 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Abundant Glory Investment L.P.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
71,428,571[5]
	8	shared voting power

	9	sole dispositive power
71,428,571
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
71,428,571
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
4.95%[6]

14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

5 Represents 71,428,571 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares issued to Glory pursuant to the 2021 Subscription Agreement reflecting the Anti-dilution Adjustment.

6 The calculation assumes that there is a total of 1,442,956,367 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,371,527,796 Class A Ordinary Shares outstanding (including 1,418,902 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 71,428,571 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares issued to Glory pursuant to the 2021 Subscription Agreement.

CUSIP No. 91818X108	13D	Page 8 of 10

Item 1.	Security and Issuer

This Amendment No. 7 to the statement on Schedule 13D (this “Amendment”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, the People’s Republic of China.

This Amendment supplements and amends the statement on Schedule 13D, Schedule 13D Amendment No. 1, Schedule 13D Amendment No. 2, Schedule 13D Amendment No. 3, Schedule 13D Amendment No. 4, Schedule 13D Amendment No. 5 and Schedule 13D Amendment No. 6 filed on July 22, 2021, November 16, 2021, January 26, 2022, July 7, 2022, August 2, 2022, January 19, 2023 and April 7, 2023 respectively (as amended, the “Initial Statements”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statements.

Other than as amended by this Amendment, the disclosures in the Initial Statements are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

Item 2.	Identity and Background

(a) Name of Person Filing

Item 2(a) of the Initial Statements is hereby amended and supplemented by adding the following before the last paragraph thereof:

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein shall no longer include any shares that may be acquired by exercise of the Warrants acquired by Abundant at the First Closing and Glory (by assignment from Abundant at the Second Closing), as a result of the assignment by Abundant and Glory to a third party all their respective rights to purchase the Senior Convertible Preferred Shares under the Warrants on June 30, 2023 (See discussion in Item 6 below).

To date, Abundant has fulfilled its payment obligations under the 2022 Subscription Agreement in an aggregate amount of US$81,600,000. As separately agreed in writing by Abundant and the Issuer, Abundant shall pay the remaining purchaser price of US$18,400,000 no later than December 31, 2023, unless otherwise agreed in writing by Abundant and the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 (a-b) of the Initial Statements is hereby amended and restated with the following:

(a-b)      The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act, which requires the assumption that (i) Abundant, but only Abundant, has converted its Senior Convertible Preferred Shares for the purpose of calculation of percentage ownership of Abundant, and that (ii) Glory, but only Glory, has converted its Senior Convertible Preferred Shares for the purpose of calculation of percentage ownership of Glory, and assumes that there is currently a total of 1,371,527,796 Class A Ordinary Shares outstanding (including 1,418,902 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan).

CUSIP No. 91818X108	13D	Page 9 of 10

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes (i) 428,571,429 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held of record by Abundant and acquired pursuant to the 2021 Subscription Agreement at a conversion price of US$0.14 per share reflecting the Anti-dilution Adjustment (as defined below), (ii) 71,428,571 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares held of record by Glory and acquired pursuant to the 2021 Subscription Agreement (by assignment from Abundant the right to purchase such Senior Convertible Preferred Shares) at a conversion price of US$0.14 per share reflecting the Anti-dilution Adjustment (as defined below), and (iii) 714,285,714 Class A Ordinary Shares that may be acquired upon conversion of 714,285,714 Senior Convertible Preferred Shares held of record and acquired by Abundant at US$0.14 per share pursuant to the 2022 Subscription Agreement. The transaction under the 2022 Subscription Agreement constitutes a Dilutive Issuance under the Amended and Restated Certificate of Designation of the Issuer dated July 27, 2022 (the “Certificate of Designation”) in view of the lower issuance price of the Senior Convertible Preferred Shares than that of the Senior Convertible Preferred Shares issued pursuant to the 2021 Subscription Agreement, and therefore, the conversion price of each Senior Convertible Preferred Share outstanding immediately prior to the Closing of the 2022 Subscription Agreement held by Abundant, Glory and any other investors (including all the Senior Convertible Preferred Shares issued to Abundant, Glory and any other investors pursuant to the 2021 Subscription Agreement) was reduced and adjusted to US$0.14 with effect from July 27, 2022 by operation of and in accordance with the Certificate of Designation (the “Anti-dilution Adjustment”).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statements is hereby amended and supplemented by adding the following to the end under the heading “Warrant”:

Warrant

On June 30, 2023, Abundant assigned and transferred to a third party the rights to purchase 208,272,647 Senior Convertible Preferred Shares under the Warrant held by it and all of the rights thereunder.

On June 30, 2023, Glory assigned and transferred to a third party the rights to purchase 32,041,946 Senior Convertible Preferred Shares under the Warrant held by it and all of the rights thereunder.

Upon completion of the aforementioned assignment, each of Abundant and Glory no longer holds any Warrant issued under the 2021 Subscription Agreement.

CUSIP No. 91818X108	13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2023

NBNW Investment Limited

By:	/s/ Bin Li
Bin Li, Director

Eve One Fund II L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

NIO CAPITAL II LLC

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Bin Li

By:	/s/ Bin Li

Abundant Grace Investment Limited

By:	/s/ Wei Mao
Wei Mao, Director

Abundant Glory Investment L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)